OMNICOMM SYSTEMS, INC.

2101 West Commercial Blvd., Suite 4000

Ft. Lauderdale, Florida 33309

May 2, 2006

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OMNICOMM SYSTEMS, INC. (THE “COMPANY”)
AMENDMENT “DEL AM” TO THE REGISTRATION STATEMENT
FILED ON FORM SB-2 FILE NO. 333-133537

Dear Sir or Madam:

This correspondence is being filed in connection with the above-reference registration statement and applies to the above-referenced registration statement.

“We amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine.”

We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at (561) 362-9595.

Very truly yours,

By:	/s/ Cornelis F. Wit
Cornelis F. Wit, Chief Executive Officer and President